EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Entity	Incorporation or Organization

PLX Technology (Europe) Ltd.	United Kingdom

PLX Technology Japan K.K.	Japan

PLX Technology Inc., China	China

PLX Technology Taiwan	Taiwan

PLX Technology Korea	Korea

Oxford Semiconductor, Inc.	United States

Oxford Semiconductor Ltd.	United Kingdom

Oxford Pte Ltd.	Singapore

Oxford Taiwan	Taiwan

Oxford China	China